FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 NDT VENTURES LTD.

NORTHAIR GROUP COMPANY

           SUITE 860 - 625 HOWE STREET • VANCOUVER, BC  • V6C 2T6  CANADA • TEL: (604) 687-7545  FAX: (604) 689-5041

July 28, 2004

To:

All Canadian Securities Regulators via SEDAR

TSX Venture Exchange – Vancouver via SEDAR

Dear Sirs:

Subject:

Notification of Meeting and Record Dates Pursuant to NI 54-101 section 2.2

We advise the following with respect to the upcoming Meeting of Shareholders for the subject company:

1.

Meeting Type:

Annual and Special General Meeting

2.

Class of securities entitled to receive notice:

Common

3.

Class of securities entitled to vote:

Common

4.

CUSIP number:

628 934 101

5.

Record Date for Notice:

September 28, 2004

6.

Record Date for Voting:

September 28, 2004

7.

Beneficial Ownership Determinate Date:

September 28, 2004

8.

Meeting Date:

November 2, 2004

9.

Meeting Location:

Vancouver, BC

10.

Business:

Non-Routine

Yours truly,

NDT VENTURES LTD

Per:

/s/ Gail Sharp

Corporate Secretary

cc:

Pacific Corporate Trust Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: August 11, 2004